First Union Mortgage Corporation
201 South College Street
Charlotte North Carolina 28288
704 374-6787

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MANAGEMENT'S ASSERTION

As of and for the year ended December 31, 1998, First Union Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. First Union Mortgage Corporation had in effect a fidelity bond policy in the amount of $100 million for the period from January I, 1998 to May 31, 1998 and a fidelity bond policy in the amount of $200 million for the period from June 1, 1998 to December 31, 1998. As of and for the year ended December 31, 1998, First Union Mortgage Corporation had in effect an errors and omissions policy in the amount of $20 million.

Karin Patrick, Senior Vice President
March 26, 1999 Date


Debbie Craig, Senior Vice President
March 26, 1999 Date


Debbie Warren, President
March 26, 1999 Date